UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 7, 2018

MTGE Investment Corp.

(Exact name of registrant specified in its charter)

Maryland	001-35260	45-0907772
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Bethesda Metro Center, 12th Floor, Bethesda, MD 20814

(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (301) 968-9220

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.02	TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT.

In connection with the completion of the transactions described in more detail below in Item 2.01 of this Current Report on Form 8-K, MTGE Investment Corp., a Maryland corporation (“MTGE”), will terminate the management agreement with its external manager, MTGE Management, LLC, a Delaware limited liability company (the “Manager”), dated July 1, 2016, as amended by the amendment to the management agreement, dated May 2, 2018 (the “Management Agreement Amendment” and the management agreement, as so amended, the “Management Agreement”), consistent with the terms of the Management Agreement Amendment. The Management Agreement Amendment provides that one month following the completion of the transactions described in more detail below in Item 2.01 of this Current Report on Form 8-K, the Management Agreement will terminate, and in connection with the completion of the transactions and the termination of the Management Agreement, MTGE is reimbursing the Manager for certain unpaid expenses, paying all accrued management fees then owed and paying the Manager a termination fee of approximately $41.7 million in two installments as and when specified in, and subject to the terms and conditions of, the Management Agreement Amendment. A description of the Management Agreement Amendment is set forth under the caption “Management Agreement Amendment” under Item 1.01 of the Current Report on Form 8-K filed by MTGE with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2018 and is incorporated herein by reference.

ITEM 2.01	COMPLETION OF AN ACQUISITION OR DISPOSITION.

On September 7, 2018, Annaly Capital Management, Inc. (“Annaly”) completed the previously announced acquisition of MTGE pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 2, 2018, by and among Annaly, MTGE and Mountain Merger Sub Corporation, a Maryland corporation and wholly-owned subsidiary of Annaly (“Purchaser”).

As previously disclosed and pursuant to the Merger Agreement, on May 16, 2018, Purchaser and Annaly commenced an exchange offer (the “Offer”) to purchase all of MTGE’s issued and outstanding shares of common stock, par value $0.01 per share (the “MTGE Common Stock” or such shares, the “MTGE Common Shares”). In the Offer, subject to the terms and conditions and limitations set forth in the Merger Agreement, each MTGE Common Share accepted by Purchaser was exchanged for the right to receive, at the election of the holder thereof (subject to the proration procedures described in the Merger Agreement):

•	$9.82 in cash and 0.9519 shares of Annaly common stock (the “Mixed Consideration”);

•	$19.65 in cash (the “Cash Consideration”); or

•	1.9037 shares of Annaly common stock (the “Stock Consideration”).

Holders of MTGE Common Stock who tendered into the Offer but did not make a valid election received the Mixed Consideration for their MTGE Common Shares.

The Offer expired at 7:00 a.m., Eastern Time, on September 7, 2018 (the “Expiration Time”). As of the Expiration Time, a total of 34,632,768 MTGE Common Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 75.62% of the issued and outstanding MTGE Common Shares. Purchaser accepted for payment and exchange all such MTGE Common Shares validly tendered and not validly withdrawn.

On September 7, 2018, pursuant to the terms of the Merger Agreement and in accordance with Section 3-106.1 of the Maryland General Corporation Law, MTGE merged with and into Purchaser (the “Merger”), with Purchaser continuing as the surviving corporation. At the effective time of the Merger (the “Effective Time”), each MTGE Common Share that was outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer was converted into the right to receive (i) the Mixed Consideration, (ii) the Cash Consideration or (iii) the Stock Consideration, subject in each case to the election procedures and to the proration procedures described in the Merger Agreement.

At the Effective Time, each share of MTGE 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“MTGE Preferred Stock”), that was outstanding as of immediately prior to the Effective Time was converted into one share of Annaly 8.125% Series H Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Annaly Series H Preferred Stock”), which has the rights, preferences, privileges and voting powers substantially the same as MTGE Preferred Stock immediately prior to the Effective Time. The foregoing descriptions of the Offer, the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

A copy of the Merger Agreement has been included as an exhibit hereto to provide investors with information regarding its terms. It is not intended to provide any other factual information about Annaly or MTGE. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of MTGE and Annaly to each other in connection with the signing of the Merger Agreement or in filings of the parties with the SEC. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between MTGE and Annaly rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Annaly or MTGE.

ITEM 3.01	NOTICE OF DELISTING OR FAILURE TO SATISFY A CONTINUED LISTING RULE OR STANDARD; TRANSFER OF LISTING.

In connection with the completion of the Offer and the Merger, MTGE and Annaly (i) notified the Nasdaq Stock Market (the “Nasdaq”) of the completion of the Merger and (ii) requested that the Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the MTGE Common Stock and MTGE Preferred Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The MTGE Common Stock and MTGE Preferred Stock will cease trading on the Nasdaq following the close of trading on September 7, 2018. Annaly has advised MTGE that it intends to cause a Form 15 to be filed with the SEC requesting that MTGE’s reporting obligations under Section 13 and 15(d) of the Exchange Act be suspended. The information set forth in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.01.

ITEM 3.03	MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS.

As a result of the consummation of the Merger and at the Effective Time, each MTGE Common Share that was outstanding as of immediately prior to the Effective Time and not validly tendered and not validly withdrawn pursuant to the Offer (other than cancelled shares) was cancelled and extinguished and automatically converted into the right to receive (i) the Cash Consideration, (ii) the Stock Consideration or (iii) the Mixed Consideration, subject to the election procedures and to the proration procedures described in the Merger Agreement. In addition, at the Effective Time, each share of MTGE Preferred Stock that was outstanding as of immediately prior to the Effective Time was converted into one share of the newly-designated Annaly Series H Preferred Stock. At the Effective Time, the holders of such MTGE Common Stock and MTGE Preferred Stock ceased to have any rights as stockholders of MTGE (other than, in the case of holders of MTGE Common Stock, the right to receive (i) the Cash Consideration Option, (ii) the Stock Consideration Option or (iii) the Mixed Consideration Option, subject to the election procedures and to the proration procedures described in the Merger Agreement, or in the case of holders of MTGE Preferred Stock, the right to receive one share of Annaly Series H Preferred Stock for each share of MTGE Preferred Stock held). The information disclosed under Item 2.01, Item 3.01 and Item 5.01 of this Current Report on Form 8-K is incorporated by reference herein.

ITEM. 5.01	CHANGES IN CONTROL OF REGISTRANT.

At the Effective Time, MTGE became a direct wholly-owned subsidiary of Annaly with MTGE being merged with and into Purchaser, with Purchaser surviving the Merger. As a result, a change of control of MTGE occurred. The information contained in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

ITEM. 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICER.

In connection with the completion of the Merger and as contemplated by the Merger Agreement, at the Effective Time, each of Robert M. Couch, Julia L. Coronado and Randy E. Dobbs, being all of the directors on the board of directors as of immediately prior to the Effective Time, tendered their respective resignations as directors from the board of directors of MTGE and from all committees of the board of directors of MTGE on which such directors served, effective as of the Effective Time. As of the Effective Time, all officers of MTGE, including Sean P. Reid, Christopher J. Kuehl and Donald W. Holley, resigned from their positions as officers of MTGE. The information set forth in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.02.

ITEM 5.03	AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR.

On September 7, 2018, pursuant to the Merger Agreement and as a result of the consummation of the Merger, MTGE merged with and into Purchaser, with Purchaser surviving the Merger. The articles of incorporation and bylaws of Purchaser as in effect immediately prior to the Effective Time of the Merger remained as the articles of incorporation and bylaws of Purchaser, as the surviving corporation of the Merger. The information set forth in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.03.

The articles of incorporation and bylaws of Purchaser, which replaced the Company’s articles of incorporation and bylaws, respectively, on September 7, 2018, are attached hereto as Exhibits 3.1 and 3.2, respectively, and are incorporated herein by reference.

ITEM 8.01	OTHER EVENTS.

On September 7, 2018, Annaly issued a press release announcing the expiration and results of the Offer, and the consummation of the Merger on September 7, 2018, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Annaly Capital Management, Inc., Mountain Merger Sub Corporation and MTGE Investment Corp., dated as of May 2, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MTGE on May 2, 2018).

3.1	Articles of Incorporation of Mountain Merger Sub Corporation.

3.2	Bylaws of Mountain Merger Sub Corporation.

10.1	Amendment to Management Agreement, dated as of May 2, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MTGE on May 3, 2018).

99.1	Press release, dated September 7, 2018 (incorporated by reference to Exhibit (a)(5)(M) to Amendment No. 9 to the Tender Offer Statement on Schedule TO of Annaly filed on September 7, 2018).

Forward-Looking Statements

This Form 8-K includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to business disruption following the merger; and the other risks and important factors contained and identified in MTGE’s and Annaly’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this Form 8-K are made only as of the date hereof. Neither MTGE nor Annaly undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information

This report is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4 and MTGE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TRANSACTION. The exchange offer, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of MTGE common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-826-6259). In addition to the exchange offer, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Annaly and MTGE file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and MTGE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and MTGE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MTGE INVESTMENT CORP.

Date: September 7, 2018	By:	/s/ Sean P. Reid
	Name:	Sean P. Reid
	Title:	Chief Executive Officer